FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of January 2005

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Forms 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-         ).

Enclosure:
Schedule 5 blocklisting six monthly return, dated 17 January 2005.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company
Acambis plc

2. Name of scheme
Acambis 1995 Unapproved Share Option Scheme

3. Period of return: From 01 July 2004 to 31 December 2004

4. Number and class of shares(s)(amount of stock/debt security)not issued under scheme at end of last period:
5,000

5. Number of shares issued/allotted under scheme during period:
5,000

6. Balance under scheme not yet issued/allotted at end of period:
Nil

7. Number and class of share(s)(amount of stock/debt securities)originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
107,219,329

1. Name of company
Acambis plc

2. Name of scheme
Acambis 1996 Approved Share Option Scheme

3. Period of return: From 01 July 2004 to 31 December 2004

4. Number and class of shares(s)amount of stock/debt security) not issued under scheme at end of last period:
414,099

5. Number of shares issued/allotted under scheme during period:
37,220

6. Balance under scheme not yet issued/allotted at end of period:
376,879

7. Number and class of share(s)(amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
107,219,329

1. Name of company
Acambis plc

2. Name of scheme
Acambis 1995 Savings-Related Share Option Scheme

3. Period of return: From 01 July 2004 to 31 December 2004

4. Number and class of shares(s)amount of stock/debt security) not issued under scheme at end of last period:
35,357

5. Number of shares issued/allotted under scheme during period:
4,966

Note: Additional block listing of 60,000 shares made during period

6. Balance under scheme not yet issued/allotted at end of period:
90,391

7. Number and class of share(s)amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
107,219,329

1. Name of company
Acambis plc

2. Name of scheme
Acambis 1999 Share Option Plan

3. Period of return: From 01 July 2004 to 31 December 2004

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
476,407

5. Number of shares issued/allotted under scheme during period:
838,322

Note: Additional block listing of 60,000 shares made during period

6. Balance under scheme not yet issued/allotted at end of period:
638,085

7. Number and class of share(s)amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
107,219,329

1. Name of company
Acambis plc

2. Name of scheme
OraVax 1990 Stock Incentive Plan

3. Period of return: From 01 July 2004 to 31 December 2004

4. Number and class of shares(s)amount of stock/debt security) not issued under scheme at end of last period:
143,706

5. Number of shares issued/allotted under scheme during period:
Nil

6. Balance under scheme not yet issued/allotted at end of period:
143,706

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
107,219,329

1. Name of company
Acambis plc

2. Name of scheme
OraVax 1995 Stock Incentive Plan

3. Period of return: From 01 July 2004 to 31 December 2004

4. Number and class of shares(s)amount of stock/debt security) not issued under scheme at end of last period:
104,179

5. Number of shares issued/allotted under scheme during period:
Nil

6. Balance under scheme not yet issued/allotted at end of period:
104,179

7. Number and class of share(s)amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
107,219,329

Contact for queries:	Elizabeth Brown
Address:	Acambis plc, Peterhouse Technology Park, 100 Fulbourn Road, Cambridge CB1 9PT
Name of person making return:	Elizabeth Brown
Telephone:	01223 275300
Position of person making return:	Company Secretary
Date of return:	17 January 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 January 2005		ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications